Virtuix Holdings Inc.

Virtuix

ANNUAL REPORT

1826 Kramer Lane STE H

Austin, TX 78758

(737) 202-4761

https://virtuix.com/

This Annual Report is dated March 29, 2023.

BUSINESS

Company Overview

We are the creator of Omni, an omnidirectional treadmill that lets players walk and run in 360 degrees inside virtual reality games and other applications.

Business Model

Omni One has an upfront purchase price of $2,595, on which we target to make a gross margin of 50%. Additionally, Omni One offers a monthly subscription called Omni Online, at $14/month, that provides access to online multiplayer gameplay, leaderboards, esports contests, cloud saves, and more. Lastly, Omni One has its own proprietary game store where players purchase their games. We keep a revenue share of 30% on sales of third-party games and 100% on sales of our own, first-party titles.

Corporate Structure

Virtuix Holdings Inc. ("Virtuix Holdings" or "the company") was formed on December 20, 2013, as a Delaware Corporation. The company operates three wholly-owned subsidiaries: Virtuix Inc., a Delaware corporation formed on April 15, 2013, for the purpose of developing virtual reality hardware and software; Virtuix Manufacturing Ltd., a subsidiary organized in Hong Kong and formed on January 29, 2015; and Virtuix Manufacturing Taiwan Ltd., a subsidiary organized in Taiwan and formed on January 17, 2023.

In July 2016, the Company formed a joint venture with Hero Entertainment, a Chinese game publisher and esports operator, to develop active virtual reality content and product bundles for the Chinese and U.S. markets. The joint venture, named Heroix VR (Shanghai) Co., Ltd. (the "Joint Venture"), is a Sino-foreign equity joint venture company established under the laws of the People's Republic of China and registered in Shanghai. Virtuix Manufacturing Ltd. has 49% ownership and does not have control over the Joint Venture, therefore, the investment is accounted for using the equity method. In October 2016, the Joint Venture began operations.

Intellectual Property

The company has secured 19 patents covering mechanical design, motion tracking, and game integration. 8 more patents are pending. The company also owns 12 registered trademarks.

Previous Offerings

Type of security sold: Convertible Note
Final amount sold: $2,559,304.00
Use of proceeds: Development of Omni One and general corporate purposes.
Date: April 16, 2020
Offering exemption relied upon: Section 4(a)(2)

Name: Series A-2 Preferred Stock
Type of security sold: Equity
Final amount sold: $14,999,943.00
Number of Securities Sold: 5,006,647
Use of proceeds: Development of Omni One
Date: December 30, 2020
Offering exemption relied upon: Regulation A+

Name: Series A-2 Preferred Stock
Type of security sold: Equity
Final amount sold: $1,975,145.00
Number of Securities Sold: 659,258
Use of proceeds: Development of Omni One
Date: March 15, 2021
Offering exemption relied upon: 506(c)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2021 Compared to 2020

Circumstances which led to the performance of financial statements:

Year ended March 31, 2021 compared to year ended March 31, 2022

Revenue

Revenue for fiscal year 2022 was $3,709,966, a 76% increase compared to fiscal year 2021 revenue of $2,103,090. The increase in sales was primarily driven by an increase in Omni Arena installations, as the out-of-home entertainment industry continued to recover from a period of mandated lockdowns related to the Covid-19 pandemic.

Cost of goods sold

Cost of goods sold in fiscal year 2022 was $3,128,272, an increase of $1,601,254 from costs of goods sold of $1,527,018 in fiscal year 2021. The increase was primarily due to an increase in sales.

Gross margins

Fiscal year 2022 gross profit increased by $5,622 over fiscal year 2021 gross profit, however, gross margins as a percentage of revenues decreased from 27% in 2021 to 16% in 2022. This decrease in gross margin was primarily caused by a significant increase in material and logistics costs following the Covid-19 pandemic.

Operating expenses

The Company's operating expenses consist of, among other things, research and development

expenses, marketing and sales expenses, and general and administrative expenses. Operating expenses in fiscal year 2022 increased $1,722,311 from fiscal year 2021. Approximately $1,200,000 of this increase was due to increased research and development expenses related to the development of Omni One.

Historical results and cash flows:

The Company is currently in the “beta” production stage of Omni One and is revenue generating. We are of the opinion that historical cash flows will not be indicative of the revenue and cash flows expected for the future because revenues are expected to increase meaningfully as production output of Omni One increases. Past cash was primarily generated through sales of Omni Arena. Our goal is to exit Omni One’s beta phase and start mass production of Omni One in calendar year 2023.

Liquidity and Capital Resources

At December 31, 2021, the Company had cash of $2,634,225.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Western Technology Investment
Amount Owed: $1,178,543.18
Interest Rate: 12.25%
Maturity Date: September 01, 2025
Interest calculated as of 2/1/2023.

Creditor: EIDL Loan
Amount Owed: $26,966.00
Interest Rate: 3.75%
Maturity Date: August 29, 2050
Interest calculated as of 2/1/2023.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Jan Roger Goetgeluk

Jan Roger Goetgeluk's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Executive Officer and Board Member

Dates of Service: February, 2013 - Present

Responsibilities: Jan is Virtuix's founder and CEO. Since Jan. 1, 2023, Jan receives 250k a year in cash compensation.

Name: David Robert Malcolm Allan

David Robert Malcolm Allan's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: President, COO and Board Member

Dates of Service: August, 2013 - Present

Responsibilities: David is responsible for hardware engineering and worldwide operations. He leads teams at the company's Austin headquarters and also oversees the company's Asian subsidiaries. Starting Jan 1, 2023, David’s salary is $300k.

Name: Michael Bradley McGovern

Michael Bradley McGovern's current primary role is with Seitz, DeMarco & McGovern PLLC.. Michael Bradley McGovern currently services 0 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Board Member

Dates of Service: December, 2016 - Present

Responsibilities: Member of the board. Brad does not receive cash compensation.

Other business experience in the past three years:

Employer: Seitz, DeMarco & McGovern PLLC.

Title: Managing Partner

Dates of Service: November, 2012 - Present

Responsibilities: Brad McGovern is the Managing Partner of Seitz, DeMarco & McGovern.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2021, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed.

Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Jan Goetgeluk

Amount and nature of Beneficial ownership: 5,500,000

Percent of class: 20.1246

RELATED PARTY TRANSACTIONS

Name of Entity: Heroix VR (Shanghai) Co., Ltd.

Names of 20% owners: Hero Entertainment, Virtuix Manufacturing Limited

Relationship to Company: Joint Venture

Nature / amount of interest in the transaction: During the years ended March 31, 2022 and 2021, the following related party transactions occurred: the Company’s China subsidiary had sales to Heroix of $305,816 and $292,072, respectively. As of March 31, 2022, the Company’s China subsidiary had accounts payable to Heroix of $3,365 and held prepayments from Heroix for unshipped orders of $66,964. As of March 31, 2021, the Company’s China subsidiary had zero accounts payable to Heroix and held prepayments from Heroix of $133,724.

Material Terms: N/A

OUR SECURITIES

Common Stock

The amount of security authorized is 37,000,000 with a total of 8,000,000 outstanding.

Voting Rights

Each holder of Common Stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors, but excluding matters that relate solely to the terms of a series of Preferred Stock.

Material Rights

The total amount outstanding includes 2,267,008 shares to be issued pursuant to stock options issued.

The total amount outstanding includes 232,992 shares to be issued pursuant to stock options, reserved but unissued.

Series Seed Preferred Stock

The amount of security authorized is 4,000,000 with a total of 3,906,250 outstanding.

Voting Rights

Each holder of each share of Preferred Stock (i) shall be entitled to the number of votes equal to the number of shares of Common Stock into which such share of Preferred Stock could be converted at the record date for determination of the stockholders entitled to vote, or, if no such record date is established, at the date such vote is taken or any written consent of stockholders is solicited, (ii) shall have voting rights and powers equal to the voting rights and powers of the Common Stock (except as otherwise provided herein or as required by law, voting together with the Common Stock as a single class) and (iii) shall be entitled to notice of any stockholders' meeting in accordance with the Corporation's Bylaws. Fractional votes shall not, however, be permitted and any fractional voting resulting from the above formula (after aggregating all shares into which shares of Preferred Stock held by each holder could be converted) shall be rounded to the nearest whole number (with one-half being rounded upward). Each holder of each share of Common Stock shall be entitled to one vote. Except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to this Restated Certificate that relates solely to the terms of a series of Preferred Stock if the holders of such series of Preferred Stock are entitled to vote thereon pursuant to the Delaware General Corporation Law.

Material Rights

The total amount outstanding includes 156,250 shares to be issued pursuant to outstanding warrants.

Dividend Rights: Holders of Designated Preferred Stock are entitled to receive dividends, as may be declared from time to time by the board of directors out of legally available funds. Those dividends are paid ratably to the holders of Common Stock and Preferred Stock based on the number of shares of Common Stock which would be held by each stockholder if all of the Preferred Stock was converted to Common Stock under the terms of the company's Fifth Amended and Restated Certificate of Incorporation. The company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Right to Receive Liquidation Distributions: In the event of the company's liquidation, dissolution, or winding up, holders of its Designated Preferred Stock are entitled to a liquidation preference superior to the Common Stock. Holders of Designated Preferred Stock will receive an amount for each share equal to the original price paid for the shares plus any declared but unpaid dividends thereon. If, upon such liquidation, dissolution or winding up, the assets and funds that are distributable to the holders of Designated Preferred Stock are insufficient to permit the payment to such holders of the full amount of their respective liquidation preference, then all of such assets and funds will be distributed ratably among the holders of the Designated Preferred Stock in proportion to the full preferential amounts to which they would otherwise be entitled to receive.

Preemptive Rights: Investors that acquire at least 85,000 shares of Preferred Stock generally are entitled to preemptive rights to acquire shares in any new offering of equity securities by the company. Holders of less than 85,000 shares do not have preemptive rights. There are no redemptive or sinking fund provisions applicable to the company's Designated Preferred Stock.

Terms of Conversion: The Designated Preferred Stock of Virtuix Holdings Inc. is convertible into the Common Stock of the company . Each share of Designated Preferred Stock is convertible at the option of the holder of the share as any time after issuance and prior to the closing of any transaction that constitutes a liquidation event of the company. The conversion price of the Designated Preferred Stock is equal to the issue price subject to adjustment as discussed under Anti-Dilution Rights below.

Additionally, each share of the Designated Preferred Stock will automatically convert into the Common Stock of the company immediately prior to the closing of a firm commitment underwritten public offering, registered under the Securities Act of 1933, in which the aggregate gross proceeds raised are at least $40 million. The shares will convert in the same manner as the voluntary conversion.

Anti-Dilution Rights: Holders of Virtuix Holdings Inc. Designated Preferred Stock will receive certain anti-dilution protective provisions that will be applied to adjust the number of shares of Common Stock issuable upon conversion of the shares of the respective series of Designated Preferred Stock. If equity securities are subsequently issued by the company at a price per share less than the conversion price of the Designated Preferred Stock then in effect, the conversion price of the Designated Preferred Stock will be adjusted using a broad-based, weighted-average adjustment formula as provided for in the Fifth Amended and Restated Certificate of Incorporation.

Series 2 Seed Preferred Stock

The amount of security authorized is 4,300,000 with a total of 3,601,709 outstanding.

Voting Rights

Each holder of each share of Preferred Stock (i) shall be entitled to the number of votes equal to the number of shares of Common Stock into which such share of Preferred Stock could be converted at the record date for determination of the stockholders entitled to vote, or, if no such record date is established, at the date such vote is taken or any written consent of stockholders is solicited, (ii) shall have voting rights and powers equal to the voting rights and powers of the Common Stock (except as otherwise provided herein or as required by law, voting together with the Common Stock as a single class) and (iii) shall be entitled to notice of any stockholders' meeting in accordance with the Corporation's Bylaws. Fractional votes shall not, however, be permitted and any fractional voting resulting from the above formula (after aggregating all shares into which shares of Preferred Stock held by each holder could be converted) shall be rounded to the nearest whole number (with one-half being rounded upward). Each holder of each share of Common Stock shall be entitled to one vote. Except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to this Restated Certificate that relates solely to the terms of a series of Preferred Stock if the holders of such

series of Preferred Stock are entitled to vote thereon pursuant to the Delaware General Corporation Law.

Material Rights

Dividend Rights: Holders of Designated Preferred Stock are entitled to receive dividends, as may be declared from time to time by the board of directors out of legally available funds. Those dividends are paid ratably to the holders of Common Stock and Preferred Stock based on the number of shares of Common Stock which would be held by each stockholder if all of the Preferred Stock was converted to Common Stock under the terms of the company's Fifth Amended and Restated Certificate of Incorporation. The company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Right to Receive Liquidation Distributions: In the event of the company's liquidation, dissolution, or winding up, holders of its Designated Preferred Stock are entitled to a liquidation preference superior to the Common Stock. Holders of Designated Preferred Stock will receive an amount for each share equal to the original price paid for the shares plus any declared but unpaid dividends thereon. If, upon such liquidation, dissolution or winding up, the assets and funds that are distributable to the holders of Designated Preferred Stock are insufficient to permit the payment to such holders of the full amount of their respective liquidation preference, then all of such assets and funds will be distributed ratably among the holders of the Designated Preferred Stock in proportion to the full preferential amounts to which they would otherwise be entitled to receive.

Preemptive Rights: Investors that acquire at least 85,000 shares of Preferred Stock generally are entitled to preemptive rights to acquire shares in any new offering of equity securities by the company. Holders of less than 85,000 shares do not have preemptive rights. There are no redemptive or sinking fund provisions applicable to the company's Designated Preferred Stock.

Terms of Conversion: The Designated Preferred Stock of Virtuix Holdings Inc. is convertible into the Common Stock of the company . Each share of Designated Preferred Stock is convertible at the option of the holder of the share as any time after issuance and prior to the closing of any transaction that constitutes a liquidation event of the company. The conversion price of the Designated Preferred Stock is equal to the issue price subject to adjustment as discussed under Anti-Dilution Rights below.

Additionally, each share of the Designated Preferred Stock will automatically convert into the Common Stock of the company immediately prior to the closing of a firm commitment underwritten public offering, registered under the Securities Act of 1933, in which the aggregate gross proceeds raised are at least $40 million. The shares will convert in the same manner as the voluntary conversion.

Anti-Dilution Rights: Holders of Virtuix Holdings Inc. Designated Preferred Stock will receive certain anti-dilution protective provisions that will be applied to adjust the number of shares of Common Stock issuable upon conversion of the shares of the respective series of Designated Preferred Stock. If equity securities are subsequently issued by the company at a price per share less than the conversion price of the Designated Preferred Stock then in effect, the

conversion price of the Designated Preferred Stock will be adjusted using a broad-based, weighted-average adjustment formula as provided for in the Fifth Amended and Restated Certificate of Incorporation.

Series A-1 Preferred Stock

The amount of security authorized is 7,000,000 with a total of 4,839,095 outstanding.

Voting Rights

Each holder of each share of Preferred Stock (i) shall be entitled to the number of votes equal to the number of shares of Common Stock into which such share of Preferred Stock could be converted at the record date for determination of the stockholders entitled to vote, or, if no such record date is established, at the date such vote is taken or any written consent of stockholders is solicited, (ii) shall have voting rights and powers equal to the voting rights and powers of the Common Stock (except as otherwise provided herein or as required by law, voting together with the Common Stock as a single class) and (iii) shall be entitled to notice of any stockholders' meeting in accordance with the Corporation's Bylaws. Fractional votes shall not, however, be permitted and any fractional voting resulting from the above formula (after aggregating all shares into which shares of Preferred Stock held by each holder could be converted) shall be rounded to the nearest whole number (with one-half being rounded upward). Each holder of each share of Common Stock shall be entitled to one vote. Except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to this Restated Certificate that relates solely to the terms of a series of Preferred Stock if the holders of such series of Preferred Stock are entitled to vote thereon pursuant to the Delaware General Corporation Law.

Material Rights

The total amount outstanding includes 192,088 shares to be issued pursuant to outstanding warrants.

Dividend Rights: Holders of Designated Preferred Stock are entitled to receive dividends, as may be declared from time to time by the board of directors out of legally available funds. Those dividends are paid ratably to the holders of Common Stock and Preferred Stock based on the number of shares of Common Stock which would be held by each stockholder if all of the Preferred Stock was converted to Common Stock under the terms of the company's Fifth Amended and Restated Certificate of Incorporation. The company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Right to Receive Liquidation Distributions: In the event of the company's liquidation, dissolution, or winding up, holders of its Designated Preferred Stock are entitled to a liquidation preference superior to the Common Stock. Holders of Designated Preferred Stock will receive an amount for each share equal to the original price paid for the shares plus any declared but unpaid dividends thereon. If, upon such liquidation, dissolution or winding up, the assets and funds that are distributable to the holders of Designated Preferred Stock are insufficient to permit the payment to such holders of the full amount of their respective liquidation preference, then all of

such assets and funds will be distributed ratably among the holders of the Designated Preferred Stock in proportion to the full preferential amounts to which they would otherwise be entitled to receive.

Preemptive Rights: Investors that acquire at least 85,000 shares of Preferred Stock generally are entitled to preemptive rights to acquire shares in any new offering of equity securities by the company. Holders of less than 85,000 shares do not have preemptive rights. There are no redemptive or sinking fund provisions applicable to the company's Designated Preferred Stock.

Terms of Conversion: The Designated Preferred Stock of Virtuix Holdings Inc. is convertible into the Common Stock of the company . Each share of Designated Preferred Stock is convertible at the option of the holder of the share as any time after issuance and prior to the closing of any transaction that constitutes a liquidation event of the company. The conversion price of the Designated Preferred Stock is equal to the issue price subject to adjustment as discussed under Anti-Dilution Rights below.

Additionally, each share of the Designated Preferred Stock will automatically convert into the Common Stock of the company immediately prior to the closing of a firm commitment underwritten public offering, registered under the Securities Act of 1933, in which the aggregate gross proceeds raised are at least $40 million. The shares will convert in the same manner as the voluntary conversion.

Anti-Dilution Rights: Holders of Virtuix Holdings Inc. Designated Preferred Stock will receive certain anti-dilution protective provisions that will be applied to adjust the number of shares of Common Stock issuable upon conversion of the shares of the respective series of Designated Preferred Stock. If equity securities are subsequently issued by the company at a price per share less than the conversion price of the Designated Preferred Stock then in effect, the conversion price of the Designated Preferred Stock will be adjusted using a broad-based, weighted-average adjustment formula as provided for in the Fifth Amended and Restated Certificate of Incorporation.

Series A-2 Preferred Stock

The amount of security authorized is 7,000,000 with a total of 6,982,641 outstanding.

Voting Rights

Each holder of each share of Preferred Stock (i) shall be entitled to the number of votes equal to the number of shares of Common Stock into which such share of Preferred Stock could be converted at the record date for determination of the stockholders entitled to vote, or, if no such record date is established, at the date such vote is taken or any written consent of stockholders is solicited, (ii) shall have voting rights and powers equal to the voting rights and powers of the Common Stock (except as otherwise provided herein or as required by law, voting together with the Common Stock as a single class) and (iii) shall be entitled to notice of any stockholders' meeting in accordance with the Corporation's Bylaws. Fractional votes shall not, however, be permitted and any fractional voting resulting from the above formula (after aggregating all shares into which shares of Preferred Stock held by each holder could be converted) shall be rounded to the nearest whole number (with one-half being rounded upward). Each holder of each share

of Common Stock shall be entitled to one vote. Except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to this Restated Certificate that relates solely to the terms of a series of Preferred Stock if the holders of such series of Preferred Stock are entitled to vote thereon pursuant to the Delaware General Corporation Law.

Material Rights

The total amount outstanding includes 50,066 shares to be issued pursuant to outstanding warrants.

Dividend Rights: Holders of Designated Preferred Stock are entitled to receive dividends, as may be declared from time to time by the board of directors out of legally available funds. Those dividends are paid ratably to the holders of Common Stock and Preferred Stock based on the number of shares of Common Stock which would be held by each stockholder if all of the Preferred Stock was converted to Common Stock under the terms of the company's Fifth Amended and Restated Certificate of Incorporation. The company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Right to Receive Liquidation Distributions: In the event of the company's liquidation, dissolution, or winding up, holders of its Designated Preferred Stock are entitled to a liquidation preference superior to the Common Stock. Holders of Designated Preferred Stock will receive an amount for each share equal to the original price paid for the shares plus any declared but unpaid dividends thereon. If, upon such liquidation, dissolution or winding up, the assets and funds that are distributable to the holders of Designated Preferred Stock are insufficient to permit the payment to such holders of the full amount of their respective liquidation preference, then all of such assets and funds will be distributed ratably among the holders of the Designated Preferred Stock in proportion to the full preferential amounts to which they would otherwise be entitled to receive.

Preemptive Rights: Investors that acquire at least 85,000 shares of Preferred Stock generally are entitled to preemptive rights to acquire shares in any new offering of equity securities by the company. Holders of less than 85,000 shares do not have preemptive rights. There are no redemptive or sinking fund provisions applicable to the company's Designated Preferred Stock.

Terms of Conversion: The Designated Preferred Stock of Virtuix Holdings Inc. is convertible into the Common Stock of the company . Each share of Designated Preferred Stock is convertible at the option of the holder of the share as any time after issuance and prior to the closing of any transaction that constitutes a liquidation event of the company. The conversion price of the Designated Preferred Stock is equal to the issue price subject to adjustment as discussed under Anti-Dilution Rights below.

Additionally, each share of the Designated Preferred Stock will automatically convert into the Common Stock of the company immediately prior to the closing of a firm commitment underwritten public offering, registered under the Securities Act of 1933, in which the aggregate gross proceeds raised are at least $40 million. The shares will convert in the same manner as the voluntary conversion.

Anti-Dilution Rights: Holders of Virtuix Holdings Inc. Designated Preferred Stock will receive certain anti-dilution protective provisions that will be applied to adjust the number of shares of Common Stock issuable upon conversion of the shares of the respective series of Designated Preferred Stock. If equity securities are subsequently issued by the company at a price per share less than the conversion price of the Designated Preferred Stock then in effect, the conversion price of the Designated Preferred Stock will be adjusted using a broad-based, weighted-average adjustment formula as provided for in the Fifth Amended and Restated Certificate of Incorporation.

Series B Preferred Stock

The amount of security authorized is 7,000,000 with a total of 0 outstanding.

Voting Rights

Each holder of each share of Preferred Stock (i) shall be entitled to the number of votes equal to the number of shares of Common Stock into which such share of Preferred Stock could be converted at the record date for determination of the stockholders entitled to vote, or, if no such record date is established, at the date such vote is taken or any written consent of stockholders is solicited, (ii) shall have voting rights and powers equal to the voting rights and powers of the Common Stock (except as otherwise provided herein or as required by law, voting together with the Common Stock as a single class) and (iii) shall be entitled to notice of any stockholders' meeting in accordance with the Corporation's Bylaws. Fractional votes shall not, however, be permitted and any fractional voting resulting from the above formula (after aggregating all shares into which shares of Preferred Stock held by each holder could be converted) shall be rounded to the nearest whole number (with one-half being rounded upward). Each holder of each share of Common Stock shall be entitled to one vote. Except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to this Restated Certificate that relates solely to the terms of a series of Preferred Stock if the holders of such series of Preferred Stock are entitled to vote thereon pursuant to the Delaware General Corporation Law.

Material Rights

Dividend Rights: Holders of Designated Preferred Stock are entitled to receive dividends, as may be declared from time to time by the board of directors out of legally available funds. Those dividends are paid ratably to the holders of Common Stock and Preferred Stock based on the number of shares of Common Stock which would be held by each stockholder if all of the Preferred Stock was converted to Common Stock under the terms of the company's Fifth Amended and Restated Certificate of Incorporation. The company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Right to Receive Liquidation Distributions: In the event of the company's liquidation, dissolution, or winding up, holders of its Designated Preferred Stock are entitled to a liquidation preference superior to the Common Stock. Holders of Designated Preferred Stock will receive an amount for each share equal to the original price paid for the shares plus any declared but unpaid

dividends thereon. If, upon such liquidation, dissolution or winding up, the assets and funds that are distributable to the holders of Designated Preferred Stock are insufficient to permit the payment to such holders of the full amount of their respective liquidation preference, then all of such assets and funds will be distributed ratably among the holders of the Designated Preferred Stock in proportion to the full preferential amounts to which they would otherwise be entitled to receive.

Preemptive Rights: Investors that acquire at least 85,000 shares of Preferred Stock generally are entitled to preemptive rights to acquire shares in any new offering of equity securities by the company. Holders of less than 85,000 shares do not have preemptive rights. There are no redemptive or sinking fund provisions applicable to the company's Designated Preferred Stock.

Terms of Conversion: The Designated Preferred Stock of Virtuix Holdings Inc. is convertible into the Common Stock of the company . Each share of Designated Preferred Stock is convertible at the option of the holder of the share as any time after issuance and prior to the closing of any transaction that constitutes a liquidation event of the company. The conversion price of the Designated Preferred Stock is equal to the issue price subject to adjustment as discussed under Anti-Dilution Rights below.

Additionally, each share of the Designated Preferred Stock will automatically convert into the Common Stock of the company immediately prior to the closing of a firm commitment underwritten public offering, registered under the Securities Act of 1933, in which the aggregate gross proceeds raised are at least $40 million. The shares will convert in the same manner as the voluntary conversion.

Anti-Dilution Rights: Holders of Virtuix Holdings Inc. Designated Preferred Stock will receive certain anti-dilution protective provisions that will be applied to adjust the number of shares of Common Stock issuable upon conversion of the shares of the respective series of Designated Preferred Stock. If equity securities are subsequently issued by the company at a price per share less than the conversion price of the Designated Preferred Stock then in effect, the conversion price of the Designated Preferred Stock will be adjusted using a broad-based, weighted-average adjustment formula as provided for in the Fifth Amended and Restated Certificate of Incorporation.

StartEngine Crowdfunding SAFE (this offering)

The security will convert into Series b preferred stock and the terms of the StartEngine Crowdfunding SAFE (this offering) are outlined below:

Amount outstanding: $599,330 (as of 3/24/2023)

Maturity Date: February 16, 2024

Interest Rate: 0.0%

Discount Rate: 20.0%

Valuation Cap: $180,000,000.00

Conversion Trigger: $5,000,000

Material Rights

Investors who purchase Crowdfunding SAFEs in this offering will agree to sign on as "Investors" to the ROFR Agreement, Investor Rights Agreement and Voting Agreement, as amended, attached to this offering document in Exhibit F. Please review Exhibit F for a description of the material terms that correspond to these agreements.

Voting Proxy

Investors will agree to appoint as voting proxy and grant a power of attorney to the Chief Executive Officer of the Company with respect to matters further described in the Voting Agreement.

Crowdfunding SAFE Terms

(a) Equity Financing.

If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(e) of the Crowdfunding SAFE, the Company shall notify the Investor of the closing of the Equity Financing and issue to the Investor a number of shares of the Crowdfunding Stock. The number of shares of the Crowdfunding Stock shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the applicable Conversion Price.

(b) Liquidity Event.

If there is a Liquidity Event before the termination of this instrument , the Investor will automatically receive from the Company a number of shares of the Crowdfunding Stock equal to the Purchase Amount divided by the Liquidity Price. In connection with this Section 1(b), the shares will be issued by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event.

(c) Maturity. Unless this Crowdfunding Safe has been previously converted in accordance with the terms of this Crowdfunding Safe, on the Maturity Date, this Crowdfunding Safe shall automatically convert into Crowdfunding Stock. The number of shares of the Crowdfunding Stock shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the Safe Price.

(d) Dissolution Event. If there is a Dissolution Event before this instrument terminates , subject to the preferences applicable to any series of Preferred Stock, the Company will distribute its entire assets legally available for distribution with equal priority among the Investor, all holders of other Crowdfunding Safes (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company’s board of directors at the time of Dissolution Event) and all holders of Common Stock.

(e) Termination. This instrument will terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of shares in the Crowdfunding Stock to the Investor pursuant to Section 1(a), 1(b) or 1(c); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Section 1(d).

"Change of Control" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"Common Stock" means common stock, par value .001 per share, of the Company.

"Conversion Price" means either: (i) the Safe Price or (ii) the Discount Price, whichever calculation results in a greater number of shares of the Crowdfunding Stock.

"Crowdfunding Stock" shall mean shares of Series B Preferred Stock, par value $0.001 per share, of the Company as authorized under the Fifth Amended and Restated Certificate of Incorporation attached as Exhibit F to this offering, where the issuance price per share shall be equal to the Conversion Price for the shares received in a conversion pursuant to Section 1(a), the Liquidity Price for shares received in a conversion pursuant to Section 1(b) and the Safe Price for shares received in a conversion pursuant to Section 1(c).

"Discount Price" means the price per share of Common Stock or Preferred Stock, as applicable, sold in an Equity Financing multiplied by the Discount Rate.

"Dissolution Event" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"Dividend Amount" means, with respect to any date on which the Company pays a dividend on its outstanding Common Stock, the amount of such dividend that is paid per share of Common Stock multiplied by (x) the Purchase Amount divided by (y) the Liquidity Price (treating the dividend date as a Liquidity Event solely for purposes of calculating such Liquidity Price).

"Equity Financing" shall mean a bonafide transaction or series of transactions pursuant to which the the Company sells its Equity Securities to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $5,000,000 (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as Safes or convertible promissory notes) with the principal purpose of

raising capital.

“Equity Securities” shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any Safes issued.

“Fully Diluted Capitalization” shall mean the aggregate number of issued and outstanding shares of Capital Stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible Preferred Stock and all outstanding vested or unvested options or warrants to purchase Capital Stock, but excluding (i) the issuance of all shares of Capital Stock reserved and available for future issuance under any of the Company’s existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any Safes, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes.

“IPO” means the closing of the Company’s first firm commitment underwritten initial public offering of Common Stock pursuant to an effective registration statement filed under the Securities Act.

“Liquidity Capitalization” means the number, as of immediately prior to the Liquidity Event, of shares of the Company’s capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Common Stock reserved and available for future grant under any equity incentive or similar plan; (ii) any Safes; and (iii) convertible promissory notes.

“Liquidity Event” means a Change of Control or an IPO.

“Liquidity Price” means the price per share equal to the Valuation Cap divided by the Liquidity Capitalization.

“Lock-up Period” means the period commencing on the date of the final prospectus relating to the Company’s IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

“Preferred Stock” means the preferred stock of the Company.

“Regulation CF” means Regulation Crowdfunding promulgated under the Securities Act.

“Safe” means any simple agreement for future equity (or other similar agreement), including a Crowdfunding Safe, which is issued by the Company for bonafide financing purposes and which

may convert into Capital Stock in accordance with its terms.

“Safe Price” means the price per share equal to the Valuation Cap divided by the Fully Diluted Capitalization.

Reg D SAFE

The security will convert into Series b preferred stock and the terms of the Reg D SAFE are outlined below:

Amount outstanding: $581,174 (as of 3/24/2023)

Maturity Date: March 31, 2024

Interest Rate: 0.0%

Discount Rate: 20.0%

Valuation Cap: $180,000,000.00

Conversion Trigger: 5000000

Material Rights

Investors who purchase Reg D SAFEs in this offering will agree to sign on as "Investors" to the ROFR Agreement, Investor Rights Agreement and Voting Agreement, as amended, attached to this offering document in Exhibit F. Please review Exhibit F for a description of the material terms that correspond to these agreements.

Reg D SAFE Terms

(a) Equity Financing.

If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(e) of the SAFE, the Company shall notify the Investor of the closing of the Equity Financing and issue to the Investor a number of shares of the Conversion Stock. The number of shares of the Conversion Stock shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the applicable Conversion Price.

(b) Liquidity Event.

If there is a Liquidity Event before the termination of this instrument , the Investor will automatically receive from the Company a number of shares of the Conversion Stock equal to the Purchase Amount divided by the Liquidity Price. In connection with this Section 1(b), the shares will be issued by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event.

(c) Maturity. Unless this Safe has been previously converted in accordance with the terms of this Safe, on the Maturity Date, this Safe shall automatically convert into Conversion Stock. The number of shares of the Conversion Stock shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the Safe Price.

(d) Dissolution Event. If there is a Dissolution Event before this instrument terminates , subject to the preferences applicable to any series of Preferred Stock, the Company will distribute its entire assets legally available for distribution with equal priority among the Investor, all holders of other Safes (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of Dissolution Event) and all holders of Common Stock.

(e) Termination. This instrument will terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of shares in the Conversion Stock to the Investor pursuant to Section 1(a), 1(b) or 1(c); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Section 1(d).

"Change of Control" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"Common Stock" means common stock, par value .001 per share, of the Company.

"Conversion Price" means either: (i) the Safe Price or (ii) the Discount Price, whichever calculation results in a greater number of shares of the Crowdfunding Stock.

"Conversion Stock" shall mean shares of Series B Preferred Stock, par value $0.001 per share, of the Company as authorized under the Fifth Amended and Restated Certificate of Incorporation attached as Exhibit F to this offering, where the issuance price per share shall be equal to the Conversion Price for the shares received in a conversion pursuant to Section 1(a), the Liquidity Price for shares received in a conversion pursuant to Section 1(b) and the Safe Price for shares received in a conversion pursuant to Section 1(c).

"Discount Price" means the price per share of Common Stock or Preferred Stock, as applicable, sold in an Equity Financing multiplied by the Discount Rate.

"Dissolution Event" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of

the Company (excluding a Liquidity Event), whether voluntary or involuntary.

“Dividend Amount” means, with respect to any date on which the Company pays a dividend on its outstanding Common Stock, the amount of such dividend that is paid per share of Common Stock multiplied by (x) the Purchase Amount divided by (y) the Liquidity Price (treating the dividend date as a Liquidity Event solely for purposes of calculating such Liquidity Price).

“Equity Financing” shall mean a bonafide transaction or series of transactions pursuant to which the the Company sells its Equity Securities to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $5,000,000 (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as Safes or convertible promissory notes) with the principal purpose of raising capital.

“Equity Securities” shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any Safes issued.

“Fully Diluted Capitalization” shall mean the aggregate number of issued and outstanding shares of Capital Stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible Preferred Stock and all outstanding vested or unvested options or warrants to purchase Capital Stock, but excluding (i) the issuance of all shares of Capital Stock reserved and available for future issuance under any of the Company’s existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any Safes, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes.

“IPO” means the closing of the Company’s first firm commitment underwritten initial public offering of Common Stock pursuant to an effective registration statement filed under the Securities Act.

“Liquidity Capitalization” means the number, as of immediately prior to the Liquidity Event, of shares of the Company’s capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Common Stock reserved and available for future grant under any equity incentive or similar plan; (ii) any Safes; and (iii) convertible promissory notes.

“Liquidity Event” means a Change of Control or an IPO.

“Liquidity Price” means the price per share equal to the Valuation Cap divided by the Liquidity Capitalization.

“Lock-up Period” means the period commencing on the date of the final prospectus relating to

the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"Preferred Stock" means the preferred stock of the Company.

"Safe" means any simple agreement for future equity (or other similar agreement), including a Reg D Safe, which is issued by the Company for bonafide financing purposes and which may convert into Capital Stock in accordance with its terms.

"Safe Price" means the price per share equal to the Valuation Cap divided by the Fully Diluted Capitalization.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as “we”, “us”, “our”, or “Company”) involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the SAFEs should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company’s Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it’s a better option than a competing product, or that we will be able to provide our products at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation cap for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any SAFE purchased through this crowdfunding campaign and the securities issuable upon conversion of the SAFE are subject to SEC limitations of transfer. This means that the SAFE and its securities issuable upon conversion cannot be resold for a period of one year. The exception to this rule is if you are transferring the securities back to the Company, to an “accredited investor,” as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the virtual reality industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. If the Company cannot raise sufficient funds it will not succeed The Company is offering SAFEs in the amount of up to $5,000,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in “Use of Proceeds.” We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Interest rates are rising, and it may be a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales

activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock or prior series of preferred stock. In addition, if we need to raise more equity capital, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. We are reliant on one main type of service All of our current products are variants on one type of product, providing an omni-directional treadmill for use in virtual reality applications. Our revenues are therefore dependent upon the market for omni-directional treadmills and their applications. We may never have an operational product or service It is possible that there may never be a mass produced Omni One product. It is possible that the failure to release the product is the result of a change in business model upon Company’s making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders or creditors. Developing new products and technologies entails significant risks and uncertainties We are currently in the research and development stage and have only manufactured a beta version of Omni One. Delays or cost overruns in the development of Omni One and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations. Minority Holder; Securities with Voting Rights The underlying security that an investor is buying (Series B Preferred) has voting rights attached to them. However, you will be part of the minority shareholders of the Company and will agree to appoint the Chief Executive Officer of the Company (the “CEO”), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out. You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the SAFEs we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expected Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We compete with larger, established companies who may have respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are competing against other recreational activities Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company's products over other activities and products. We are an early stage company and have not yet generated any profits Virtuix was formed in 2013.. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Virtuix has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares. We are an early stage company and have limited revenue and operating history The Company has few customers and little revenue. If you are investing in this company, it's because you think that Omni One is a good idea, that the team will be able to successfully market, and sell the product, that we can price them right and sell them to enough people so that the Company will succeed. Further, we

have never turned a profit and there is no assurance that we will ever be profitable. We have existing patents that we might not be able to protect properly The Company owns many patents, trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our patent, trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our patents, trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Patent, trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our patents, trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our patent(s), trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our patent(s), trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our patent(s), trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell products is dependent on outside government regulation such as the FCC (Federal Communications Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us,

including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. The Company is vulnerable to hackers and cyber-attacks As a cloud-based business, we may be vulnerable to hackers who may access the data of our customers and players. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Virtuix could harm our reputation and materially negatively impact our financial condition and business. The delivery and quality of the company's primary product is dependent on third-party manufacturers. The company's primary product is manufactured by third parties. Although the company provides the product's design, specifications, and quality standards, to meet the required quality standards it relies on a supply chain of several contract manufacturers in China and Taiwan, who assemble the final product, and over 50 manufacturers in China, Taiwan, and the U.S. who supply raw materials and components. Difficulties encountered by one or more manufacturers may result in a poor-quality product or the inability to deliver product in a timely manner. If the current manufacturers encounter difficulties, the company may be required to find other manufacturers, resulting in delays. The company's future success is dependent on the continued service of a small executive management team. The company depends on the skill and experience of two individuals, Jan Goetgeluk and David Allan. Each has a different skill set. The company's success is dependent on their ability to manage all aspects of the business effectively. Because the company is relying on its small executive management team, it lacks certain business development resources that may hurt its ability to grow its business. Any loss of key members of the executive team could have a negative impact on the company's ability to manage and grow its business effectively. The company does not maintain a key person life insurance policy on any of the members of its senior management team. As a result, the company would have no way to cover the financial loss if it were to lose the services of its directors or officers. Virtuix could be adversely affected by product liability, personal injury, or other health and safety issues. The company could be adversely impacted by the supply of defective products. Defective products or errors in the company's technology could lead to serious injury or death. Product liability or personal injury claims may be asserted against the company with respect to any of the products it supplies or services it provides. Virtuix is also liable for harms caused by any faults in raw materials or products supplied by third-party manufacturers and suppliers that it utilizes. It is the company's responsibility to maintain a quality management system and to audit its suppliers to ensure that products supplied to the company meet proper standards. Should a product or other liability issue arise, the coverage limits under insurance programs and the indemnification amounts available to the company may not be adequate to protect it against claims and judgments. The company also may not be able to maintain such insurance on acceptable terms in the future. The company could suffer significant reputational damage and financial liability if it experiences any of the foregoing health and safety issues or incidents, which could have a material adverse effect on its business operations, financial condition, and results of operations. All of the company's assets, including intellectual property, are pledged as collateral to a lender. Pursuant to the Loan and Security Agreement dated April 27, 2022 and the IP Security Agreement dated April 27, 2022 between the following parties: Virtuix Holdings, Inc., Virtuix Inc., Virtuix Manufacturing Ltd., and Venture Lending and

Leasing IX, Inc. and WTI Fund X, Inc., the company has granted a security interest in all of its personal property and intellectual property, whether it exists as of April 27, 2022 or is later acquired. In the event the company is in an Event of Default (as defined by the Loan and Security Agreement), or breaches any warranty or agreement made in the Loan and Security Agreement and does not cure the breach within 30 days, the lender could acquire all of the company's assets, including all of its intellectual property. Adverse changes in economic and political policies in China, or Chinese laws or regulations could have a material adverse effect on business conditions and the overall economic growth of China, which could adversely affect our business. The Chinese economy differs from the economies of other countries in many respects, including the level of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. The Chinese economy has been transitioning from a planned economy to a more market-oriented economy. Despite reforms, the government continues to exercise significant control over China's economic growth by way of the allocation of resources, control over foreign currency-denominated obligations and monetary policy and provision of preferential treatment to particular industries or companies. Tax and accounting rules for our subsidiary operating in mainland China differ from those of our parent entity and Hong Kong based subsidiary. Virtuix Manufacturing (Zhuhai) Co., Ltd. ("VML_ZH") is a subsidiary of the company registered in Zhuhai, Guangdong, China that was formed to sell products to Chinese customers and transact CNY-denominated business with Chinese suppliers. Under the People's Republic of China Enterprise Income Tax Law, enterprise income tax is collected from companies on a quarterly basis, and is based on the net income companies obtain while exercising their business activity, normally during one business year. The standard tax rate is 25%. We will be required to account for this tax treatment throughout the year, which may impact the presentation of our financial results. Further, in a traditional parent-subsidiary company relationship, cash generated by the subsidiary would be able to freely flow up to the parent. However, currency controls applicable to VML_ZH prevent that movement of cash, which we will need to account for in the presentation of our financial results. Actual or threatened epidemics, pandemics, outbreaks, or other public health crises may adversely affect Virtuix's business. Virtuix's business could be materially and adversely affected by the risks, or the public perception of the risks, related to an epidemic, pandemic, outbreak, or other public health crisis, such as the recent outbreak of COVID-19. The risk, or public perception of the risk, of a pandemic or media coverage of infectious diseases could adversely affect the value of the shares and the financial condition of the company's investors or prospective investors, resulting in reduced demand for the shares generally. Further, such risks could cause limited attendance to location-based entertainment venues, such as arcades, or result in persons avoiding holding or appearing at in-person events that utilize Virtuix products. "Shelter-in-place" or other such orders by governmental entities could also disrupt the company's operations, if those employees of the company who cannot perform their duties from home are unable to report to work.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on March 29, 2023.

Virtuix Holdings Inc.

By /s/Jan Goetgeluk

Name: Virtuix Holdings Inc.

Title: CEO

Exhibit A

FINANCIAL STATEMENTS

VIRTUIX HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2022 AND MARCH 31, 2021
AND
FOR THE YEARS ENDED MARCH 31, 2022 AND 2021
WITH
INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Virtuix Holdings, Inc.
Austin, Texas

INDEPENDENT AUDITOR'S REPORT

Opinion

We have audited the accompanying consolidated financial statements of Virtuix Holdings, Inc. and subsidiaries (the "Company") which comprise the consolidated balance sheets as of March 31, 2022 and 2021, and the related consolidated statements of operations, changes in stockholder's equity/(deficit), and cash flows for the years then ended, and the related notes to the consolidated financial statements.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of March 31, 2022 and 2021, and the results of its consolidated operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 14 to the financial statements, the Company has not generated profits since inception, has negative cash flows from operations, has sustained net losses of $4,703,384 and $3,845,456 for the years ended March 31, 2022 and 2021, respectively, and has an accumulated deficit of $29,937,093 and $25,233,709 as of March 31, 2022 and 2021, respectively. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans regarding these matters are also described in Note 14. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the consolidated financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

/s/ Artesian CPA, LLC

Denver, Colorado
December 20, 2022

VIRTUIX HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

ASSETS

	March 31, 2022	March 31, 2021
CURRENT ASSETS		
Cash and cash equivalents	$ 5,809,264	$ 6,197,295
Accounts receivable, trade	98,259	195,861
Inventory	1,853,720	514,324
Other receivables	20,948	5,585
Prepaids and other current assets	251,192	218,351
TOTAL CURRENT ASSETS	8,033,383	7,131,416
NONCURRENT ASSETS		
Property and equipment	759,927	744,211
Less: accumulated depreciation	(650,481)	(538,242)
Net property and equipment	109,446	205,969
Intangibles	1,202,409	648,137
Less: accumulated amortization	(333,138)	(225,490)
Net intangibles	869,271	422,647
Investment in joint venture	70,970	-
Deferred tax asset (net of valuation allowance of $5,264,297 and $4,243,800 at March 31, 2022 and March 31, 2021, respectively)	-	-
TOTAL NONCURRENT ASSETS	1,049,687	628,616
TOTAL ASSETS	$ 9,083,070	$ 7,760,032

See Independent Auditor's Report and the accompanying notes to the consolidated financial statements, which are an integral part of these consolidated financial statements.

VIRTUIX HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

LIABILITIES AND STOCKHOLDERS' EQUITY

	March 31, 2022	March 31, 2021
CURRENT LIABILITIES		
Accounts payable	$ 565,151	$ 304,583
Accrued expenses	200,952	363,575
Deferred revenue	1,617,294	867,444
Due to related party	-	1,814
Current portion of notes payable	36,614	26,875
Current portion of EIDL loan	-	331
PPP loan	-	177,067
TOTAL CURRENT LIABILITIES	2,420,011	1,741,689
LONG-TERM LIABILITIES		
EIDL loan, net of current portion	25,000	24,669
TOTAL LONG-TERM LIABILITIES	25,000	24,669
TOTAL LIABILITIES	2,445,011	1,766,358
STOCKHOLDERS' EQUITY		
Preferred stock, $.001 par value, 22,300,000 shares authorized, 18,931,266 and 17,005,722 shares issued and outstanding at March 31, 2022 and March 31, 2021, respectively, with liquidation preferences of $38,388,550 and $32,619,620, respectively, at March 31, 2022 and March 30, 2021	18,931	17,006
Additional paid-in capital - preferred stock	35,659,844	30,321,994
Additional paid-in capital - preferred stock warrants	184,428	184,428
Common stock, $.001 par value, 30,000,000 shares authorized, 5,500,000 shares issued and outstanding at both March 31, 2022 and March 31, 2021	5,500	5,500
Additional paid-in capital - common stock	706,449	698,455
Accumulated deficit	(29,937,093)	(25,233,709)
TOTAL STOCKHOLDERS' EQUITY	6,638,059	5,993,674
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 9,083,070	$ 7,760,032

See Independent Auditor's Report and the accompanying notes to the consolidated financial statements, which are an integral part of these consolidated financial statements.

VIRTUIX HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED MARCH 31, 2022 AND 2021

	2022	2021
NET SALES	$ 3,709,966	$ 2,103,090
COST OF GOODS SOLD	3,128,272	1,527,018
GROSS PROFIT	581,694	576,072
OPERATING EXPENSES		
Selling expenses	850,175	1,021,016
General and administrative expenses	2,702,267	1,986,185
Research and development expenses	1,941,581	764,511
TOTAL OPERATING EXPENSES	5,494,023	3,771,712
LOSS FROM OPERATIONS	(4,912,329)	(3,195,640)
OTHER INCOME (EXPENSE)		
Gain on extinguishment of debt - PPP loan	178,042	178,056
Share of profit of joint venture	70,970	-
Interest income	351	114
Interest expense	(3,529)	(550,765)
Interest expense – beneficial conversion discount	-	(248,888)
TOTAL OTHER INCOME (EXPENSE)	245,834	(621,483)
PROVISION FOR INCOME TAX		
Enterprise income tax expense	789	-
Delaware franchise tax	36,100	28,333
TOTAL PROVISION FOR INCOME TAX	36,889	28,333
NET LOSS	$ (4,703,384)	$ (3,845,456)
Weighted average common shares outstanding:		
Basic and Diluted	5,500,000	5,500,000
Net loss per share:		
Basic and Diluted	$ (0.86)	$ (0.70)

See Independent Auditor’s Report and the accompanying notes to the consolidated financial statements, which are an integral part of these consolidated financial statements.

VIRTUIX HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)
FOR THE YEARS ENDED MARCH 31, 2022 AND 2021

	Preferred Stock			Common Stock				
	Shares	Amount	Additional Paid-In Capital	Shares	Amount	Additional Paid-In Capital	Accumulated Deficit	Total
Balance at March 31, 2021	17,005,722	$ 17,006	$ 30,506,422	5,500,000	$ 5,500	$ 698,455	$ (25,233,709)	$ 5,993,674
Preferred stock issued for cash	1,897,507	1,897	5,683,053	-	-	-	-	5,684,950
Preferred stock issued for services	28,037	28	83,972	-	-	-	-	84,000
Preferred stock offering costs	-	-	(429,175)	-	-	-	-	(429,175)
Stock-based compensation	-	-	-	-	-	7,994	-	7,994
Net loss	-	-	-	-	-	-	(4,703,384)	(4,703,384)
Balance at March 31, 2022	**18,931,266**	**$ 18,931**	**$ 35,844,272**	**5,500,000**	**$ 5,500**	**$ 706,449**	**$ (29,937,093)**	**$ 6,638,059**

	Preferred Stock			Common Stock				
	Shares	Amount	Additional Paid-In Capital	Shares	Amount	Additional Paid-In Capital	Accumulated Deficit	Total
Balance at March 31, 2020	11,973,733	$ 11,974	$ 17,314,372	5,500,000	$ 5,500	$ 682,019	$ (21,388,253)	$ (3,374,388)
Preferred stock issuance	3,680,727	3,681	11,023,791	-	-	-	-	11,027,472
Preferred stock offering costs	-	-	(914,470)	-	-	-	-	(914,470)
Conversion of notes payable	1,326,304	1,326	2,833,866	-	-	-	-	2,835,192
Beneficial conversion feature discount	-	-	248,888	-	-	-	-	248,888
Exercise of preferred stock warrant	24,958	25	(25)	-	-	-	-	-
Stock-based compensation	-	-	-	-	-	16,436	-	16,436
Net loss	-	-	-	-	-	-	(3,845,456)	(3,845,456)
Balance at March 31, 2021	**17,005,722**	**$ 17,006**	**$ 30,506,422**	**5,500,000**	**$ 5,500**	**$ 698,455**	**$ (25,233,709)**	**$ 5,993,674**

See Independent Auditor's Report and the accompanying notes to the consolidated financial statements, which are an integral part of these consolidated financial statements.

VIRTUIX HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED MARCH 31, 2022 AND 2021

	2022	2021
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (4,703,384)	$ (3,845,456)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization expense	219,887	248,485
Amortization of discount on notes payable	-	83,842
Stock-based compensation	7,994	16,436
Loss on disposal of assets	-	3,672
Share of profit of joint venture	(70,970)	-
Gain on extinguishment of debt - PPP loan	(178,042)	(178,056)
Beneficial conversion feature discount	-	248,888
Stock issuance in exchange for services	84,000	-
(Increase) decrease in assets:		
Prepaid expenses and other current assets	(32,841)	849
Accounts receivable	97,602	40,880
Other receivables	(15,363)	(3,462)
Inventory	(1,339,396)	308,921
Increase (decrease) in liabilities:		
Accounts payable	260,568	(381,165)
Accrued expenses	(161,648)	184,580
Deferred revenue	749,850	(218,439)
CASH USED IN OPERATING ACTIVITIES	(5,081,743)	(3,490,025)
CASH FLOWS FROM INVESTING ACTIVITIES		
Cash paid for purchases of property and equipment, including intangibles	(569,988)	(88,527)
CASH USED IN INVESTING ACTIVITIES	(569,988)	(88,527)
CASH FLOWS FROM FINANCING ACTIVITIES		
Issuance of preferred stock	5,684,950	11,027,472
Offering costs	(429,175)	(914,470)
Proceeds from PPP loans	-	354,134
Proceeds from long-term notes payable - EIDL Loan	-	25,000
Payments on long-term notes payable	-	(669,458)
Payments on short-term notes payable	(50,771)	(6,524)
Proceeds from short-term notes payable	60,510	-
Proceeds from convertible notes payable	-	1,019,025
Payments of promissory notes payable	-	(1,164,000)
Issuance costs of convertible notes payable	-	(43,452)
Due to related parties	(1,814)	(4,256)
CASH PROVIDED BY FINANCING ACTIVITIES	5,263,700	9,623,471
NET (DECREASE) INCREASE IN CASH	(388,031)	6,044,919
CASH AT BEGINNING OF YEAR	6,197,295	152,376
CASH AT END OF YEAR	$ 5,809,264	$ 6,197,295

See Independent Auditor's Report and the accompanying notes to the consolidated financial statements, which are an integral part of these consolidated financial statements.

VIRTUIX HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED MARCH 31, 2022 AND 2021

	2022	2021
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Interest paid	$ 1,477	$ 355,436
Enterprise income taxes paid to People's Republic of China	$ 789	$ -
Delaware franchise tax paid	$ 36,100	$ 28,333
Transfer from property and equipment to inventory	$ -	$ 19,385
SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING ACTIVITIES:		
Conversion of promissory notes to convertible notes	$ -	$ 1,300,000
Conversion of accrued interest on promissory notes to convertible notes	$ -	$ 217,978
Conversion of promissory notes to preferred stock	$ -	$ 120,000
Conversion of accrued interest on promissory notes to preferred stock	$ -	$ 58,667
Convertible notes converted to preferred stock	$ -	$ 2,559,304
Accrued interest on convertible notes converted to preferred stock	$ -	$ 97,221
Issuance of convertible promissory notes in lieu of compensation	$ -	$ 22,301
Issuance of preferred stock in exchange for services	$ 84,000	$ -

See Independent Auditor’s Report and the accompanying notes to the consolidated financial statements, which are an integral part of these consolidated financial statements.

Note 1. Nature of Operations

Virtuix Holdings Inc. (“Virtuix Holdings” or the “Company”) was formed on December 20, 2013 as a Delaware Corporation. The Company has a wholly-owned subsidiary, Virtuix, Inc., a Delaware corporation formed on April 15, 2013. Virtuix, Inc. develops virtual reality hardware and software, primarily the Omni, the first virtual reality interface that allows users to move freely and naturally in video games and virtual worlds, and in February 2019, the VR ARENA, subsequently renamed the Omni Arena, a four-player esports attraction that includes four Omni motion platforms. On June 24, 2015, the Company acquired 10,000 shares of common stock of Virtuix Manufacturing, Limited (“VML”), a wholly-owned subsidiary. VML is a Hong Kong corporation that was formed to conduct manufacturing operations and transact USD-denominated business with suppliers. Virtuix Manufacturing (Zhuhai) Co., Ltd. (“VML_ZH”) was formed on July 28, 2016, and is a wholly-owned subsidiary of VML. VML_ZH is a Wholly Foreign-Owned Enterprise (“WFOE”) registered in Zhuhai, Guangdong, China that was formed to sell products to Chinese customers and transact CNY-denominated business with Chinese suppliers.

In July 2016, the Company formed a joint venture with Hero Entertainment, a Chinese game publisher and esports operator, to develop active virtual reality content and product bundles for the Chinese and U.S. markets. The joint venture, named Heroix VR (Shanghai) Co., Ltd. (the “Joint Venture” or “Heroix”), is a Sino-foreign equity joint venture company established under the laws of the People's Republic of China and registered in Shanghai. VML has 49% ownership and does not have control over the Joint Venture, therefore, the investment is accounted for using the equity method. In October 2016, the Joint Venture began operations.

Since about March 2020, despite the ongoing public health crisis posed by the COVID-19 outbreak, the Company has continued to serve customers, although business operations have been affected by applicable regulatory restrictions, temporary supply chain disruptions, and other temporary disruptions. The full impact of the COVID-19 outbreak continues to evolve as of the date of this report. As such, it is uncertain as to the full magnitude that the crisis will have on the Company’s financial condition, liquidity, and future results of operations. Management is actively monitoring the global situation on its financial condition, liquidity, operations, suppliers, industry, and workforce.

Note 2. Summary of Significant Accounting Policies

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Virtuix Holdings, Inc. as well as its subsidiaries required to be consolidated under accounting principles generally accepted in the United States of America (“GAAP”). Significant intercompany accounts and transactions have been eliminated upon consolidation.

Basis of Presentation

The consolidated financial statements are presented using the accrual basis of accounting, in U.S. dollars which is the Company’s functional currency. Therefore, revenues are recognized when earned and expenses are recognized when incurred.

The Company has adopted a fiscal year ending March 31st of each year.

Management's Estimates

Preparing the Company’s consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Certain prior year amounts have been reclassified to conform to current year presentation.

Note 2. Summary of Significant Accounting Policies (continued)

Revenue Recognition
ASC Topic 606, *Revenue from Contracts with Customers* establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the Company's contracts to provide goods to customers. Revenues are recognized when control of the promised goods are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied. The Company enters into contracts that can include various combinations of products and services, which are generally capable of being distinct and accounted for as separate performance obligations.

The majority of the Company's revenue arrangements generally consist of a single performance obligation to either transfer or install the promised goods, which is when an individual Omni and/or related accessories is shipped, or when an Omni Arena is installed at a customer location, at which time the title transfers to the customer. Therefore for individual Omni and/or related accessories, revenue is recognized upon shipment to the customer. For Omni Arenas, revenue recognition occurs upon installation at a customer's location. In conjunction with the Omni Arena contract, each customer is obligated to be enrolled in the Omni Care program, which is a separate performance obligation. Such revenue is recognized over the life of the program, which is generally twelve months. The Company also sells Omniverse credits, which are credits sold to customers for play time on the Omni units and Omni Arenas. The Company recognizes revenue over the period during which the operator is expected to be able to access and consume the benefits, which has been determined to be two months.

Cash and Cash Equivalents
The Company considers deposits that can be redeemed on demand and investments that have original maturities of less than three months, when purchased, to be cash equivalents. As of March 31, 2022 and 2021, the Company's cash and cash equivalents were deposited primarily in four financial institutions, which exceeded federally insured limits by $5,055,113 and $5,438,301, respectively. All of a depositor's accounts at an insured depository institution, including all non-interest bearing accounts, are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000 in total. Balances in excess of this coverage are uninsured and subject to loss should the institution fail, with a possible offset against outstanding loans. The Company has not experienced any losses in such accounts and management believes the Company is not exposed to any significant credit risk related to cash. Cash and cash equivalents in the amount of $172,881 and $86,278, representing foreign deposits at financial institutions, are not insured by the FDIC at March 31, 2022 and 2021, respectively.

Accounts Receivable
Terms of payment are generally thirty days from the invoice date. The collectability of amounts due from customer accounts requires the Company to make judgments regarding future events and trends. This process consists of a thorough review of historical collection experience, current aging status of the customer accounts, and financial condition of the Company's customers. The Company considers its receivables to be fully collectible, accordingly no allowance for doubtful accounts has been recorded. Accounts are charged to bad debt expense as they are determined to be uncollectible.

Inventory Valuation
Inventory is stated at the lower of cost (first-in, first-out) or net realizable value in accordance with Topic 330, *Inventory*. Cost is computed using standard cost, which approximates actual cost. The Company applies net realizable value and obsolescence to the gross value of the inventory. The Company estimates net realizable value based on estimated selling price less further costs to

Note 2. Summary of Significant Accounting Policies (continued)

completion and disposal. The Company impairs slow-moving products by comparing inventories on hand to projected demand. When impairments are established, a new cost basis of the inventory is created.

Property and Equipment

Property and equipment are recorded at cost, less accumulated depreciation. Expenditures for major additions and improvements are capitalized and minor replacements, maintenance, and repairs are charged to expense as incurred. When property and equipment are retired or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the results of operations for the respective period. Depreciation is provided over the estimated useful lives of the related assets using the straight-line method for financial statement purposes. The Company uses other depreciation methods (generally accelerated) for tax purposes where appropriate.

The estimated useful lives for significant property and equipment categories are as follows:

Computer Equipment	5 years
Furniture and Fixtures	7 years
Machinery and Equipment	3 – 7 years
Office Equipment	5 – 7 years

Fair Value Measurements

The Company's financial instruments consist primarily of cash, accounts receivable, prepaids, accounts payable, accrued expenses, and notes payable. The carrying amounts of such financial instruments approximate their respective estimated fair value due to the short-term maturities and approximate market interest rates of these instruments.

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

- Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.
- Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).
- Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the consolidated balance sheets approximate their fair value.

Note 2. Summary of Significant Accounting Policies (continued)

Intangibles

The Company's intangible assets represent software, trademarks, customer lists, and a website, which are amortized on a straight-line basis over the years expected to be benefited. The costs of developing any intangibles for internal use are expensed as incurred.

The estimated useful lives for significant intangible asset categories are as follows:

Software	3 - 5 years
Trademarks	0 years
Customer Lists	3 years
Website	15 years

Software Development Costs

The Company accounts for software development costs in accordance with several accounting pronouncements, including Topic 730, *Research and Development*, Topic 350-40, *Internal-Use Software*, Accounting Standards Update ("ASU") 2018-15, *Intangibles — Goodwill and Other — Internal-Use Software (Subtopic 350-40): Customer's Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement that is a Service Contract*, Topic 985-20, *Costs of Computer Software to be Sold, Leased, or Marketed* and Topic 350-50, *Website Development Costs*.

Costs incurred during the period of planning and design, prior to the period determining technological feasibility, for all software developed for internal and external use, has been charged to operations in the period incurred as research and development costs. Additionally, costs incurred after determination of readiness for market have been expensed as research and development. The Company capitalizes certain costs in the development of its proprietary software (computer software to be sold, leased or licensed) for the period after technological feasibility was determined and prior to marketing and initial sales. Once technological feasibility is reached, and the software has been released for sale, such costs are capitalized and amortized to cost of revenue over the estimated lives of the products.

Website development costs have been capitalized, under the same criteria as marketed software.

Deferred Revenue

Deferred revenue represents revenues collected but not earned as of March 31, 2022 and 2021. This is primarily composed of pre-orders of the Omni that have not been completed by the end of the financial reporting period. Deferred revenue also includes pre-orders of Omni Arenas not yet installed, as well as Omniverse Credits and Omni Care pertaining to Omni Arena units installed as of March 31, 2022 and 2021, but for which revenue cannot yet be recognized. For the years ended March 31, 2022 and 2021, changes in deferred revenue were due to the following:

	March 31, 2022	March 31, 2021
Beginning deferred revenue	$ 867,444	$ 1,085,883
Amounts deferred during the year	3,556,223	1,228,786
Less refunds	(208,342)	(24,198)
Less revenue recognized	(2,598,031)	(1,423,027)
Ending deferred revenue	$ 1,617,294	$ 867,444

Note 2. Summary of Significant Accounting Policies (continued)

Deferred revenue as of March 31, 2022 and 2021 consists of the following:

	2022	2021
Omni Pro units and accessories	$ 529,797	$ 497,903
Omni Arena	937,804	312,657
Omniverse credits	34,360	9,550
Omni Care program	115,333	47,334
Total	$ 1,617,294	$ 867,444

Net Loss Per Share

Net loss per share is computed by dividing net loss by the weighted-average number of shares of common stock outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted earnings per share. Basic and diluted earnings per share reflect the actual weighted average of common shares issued and outstanding during the period. No dilutive effects were considered since the Company is in a net loss position as of March 31, 2022 and 2021. As a result, diluted loss per share is the same as basic loss per share for the periods presented.

Federal Income Taxes

Topic 740, *Income Taxes,* clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. Topic 740 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure, and transition. For the years ended March 31, 2022 and 2021, no uncertain tax positions were identified. The Company recognizes tax related interest and penalties, if any, as a component of income tax expense.

The U.S. federal tax returns are subject to examination by the Internal Revenue Service, generally for three years after they are filed. State tax returns are subject to examination generally for five years after they are filed.

Recent Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02 *Leases*. ASU 2016-02 affects any entity that enters into a lease and is intended to increase the transparency and comparability of financial statements among organizations. The ASU requires, among other changes, a lessee to recognize on its balance sheet a lease asset and a lease liability for those leases previously classified as operating leases. The lease asset would represent the right to use the underlying asset for the lease term and the lease liability would represent the discounted value of the required lease payments to the lessor. The ASU would also require entities to disclose key information about leasing arrangements. ASU 2016-02 was effective beginning in 2020, and early adoption was permitted, however, on June 3, 2020, the FASB issued ASU 2020-05 providing an optional one-year deferral of the effective date of ASU 2016-02 to January 1, 2022. The Company is currently evaluating the impact that ASU 2016-02 and 2020-05 will have on its consolidated financial position, results of operations and disclosures.

In January 2017, the FASB issued ASU 2017-04, *Intangibles - Goodwill and Other (Topic 350)*, *simplifying Accounting for Goodwill Impairment*. ASU 2017-04 removes the requirement to perform a hypothetical purchase price allocation to measure goodwill impairment. A goodwill impairment will now be the amount by which a reporting unit's carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. ASU 2017-04 also addresses the cost of developing, maintaining, or restoring internally generated intangible assets, as well as financial statement presentation of intangible assets in the balance sheet, income statement, and disclosures in the notes to financial statements.

Note 2. Summary of Significant Accounting Policies (continued)

The amendments for ASU 2017-04 are effective for public entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. For all other entities, the amendment is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Company is currently evaluating the impact the adoption of ASU 2017-04 will have on its consolidated financial position, results of operations and disclosures.

In August 2020, the FASB issued ASU 2020-06, *Accounting for Convertible Instruments and Contracts in an Entity's Own Equity*, as part of its overall simplification initiative to reduce costs and complexity of applying accounting standards while maintaining or improving the usefulness of the information provided to users of financial statements. Among other changes, the new guidance removes from GAAP separation models for convertible debt that require the convertible debt to be separated into a debt and equity component, unless the conversion feature is required to be bifurcated and accounted for as a derivative or the debt is issued at a substantial premium. As a result, after adopting the guidance, entities will no longer separately present such embedded conversion features in equity and will instead account for the convertible debt wholly as debt. The new guidance also requires use of the "if-converted" method when calculating the dilutive impact of convertible debt on earnings per share, which is consistent with the Company's current accounting treatment under the current guidance. The guidance is effective for financial statements issued for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years, with early adoption permitted, but only at the beginning of the fiscal year. The Company is currently evaluating the impact the adoption of ASU 2020-06 will have on its consolidated financial position, results of operations and disclosures.

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

Foreign Currency Remeasurements
The non-U.S. subsidiary, VML, and its wholly-owned subsidiary, VML_ZH, operate using the U.S. dollar as the functional currency. The effect of foreign currency exchange rates on consolidated balance sheet accounts was not material for the years ended March 31, 2022 and 2021.

Convertible Instruments
GAAP requires companies to bifurcate conversion options from their host instruments and account for them as free standing derivative financial instruments according to certain criteria. The criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument. An exception to this rule is when the host instrument is deemed to be conventional as that term is described under applicable GAAP.

When the Company has determined that the embedded conversion options should not be bifurcated from their host instruments, the Company records, when necessary, discounts to convertible notes for the intrinsic value of conversion options embedded in debt instruments based upon the differences between the fair value of the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note. Debt discounts under these arrangements are amortized over the term of the related debt to their stated date of redemption. The Company also records, when necessary, deemed dividends for the intrinsic value of conversion options embedded in preferred shares based upon the differences between the fair value of the underlying common stock at the commitment date of the transaction and the effective conversion price embedded in the preferred shares.

Note 2. Summary of Significant Accounting Policies (continued)

Beneficial Conversion Features
Accounting for Convertible Notes and Securities with Beneficial Conversion Features Convertible debt is accounted for under the guidelines established by ASC 470-20, *Debt with Conversion and Other Options*. ASC 470-20 governs the calculation of an embedded beneficial conversion, which is treated as an additional discount to the instruments where derivative accounting does not apply. The amount of the beneficial conversion feature may reduce the carrying value of the instrument. The discounts relating to the initial recording of the derivatives or beneficial conversion features are accreted over the term of the debt. When beneficial conversion features are based on a future contingent event, the beneficial conversion feature is deferred and recorded at the time when the contingency no longer exists.

Note 3. Inventory

Inventory consisted of the following as of:

	March 31, 2022	March 31, 2021
Raw materials	$ 1,253,066	$ 418,030
Work in process	358,265	5,959
Finished goods	242,389	90,335
	$ 1,853,720	$ 514,324

Note 4. Property and Equipment

Property and equipment consist of the following as of:

	March 31, 2022	March 31, 2021
Computer equipment	$ 37,430	$ 37,430
Furniture and equipment	29,858	29,858
Machinery and equipment	692,639	676,923
	759,927	744,211
Less: accumulated depreciation	(650,481)	(538,242)
	$ 109,446	$ 205,969

For the years ended March 31, 2022 and 2021, the Company has recorded depreciation expense in the consolidated statements of operations of $112,239 and $143,463, respectively.

Note 5. Intangibles

Intangible assets consist of the following as of:

	March 31, 2022	March 31, 2021
Assets in progress	$ 537,458	$ -
Software and game design	515,329	515,328
Trademarks	55,692	38,879
Website	88,930	88,930
Customer list	5,000	5,000
	1,202,409	648,137
Less: accumulated amortization	(333,138)	(225,490)
	$ 869,271	$ 422,647

Intangible assets in progress represent software costs incurred by the Company that will be amortized upon release of the software.

For the years ended March 31, 2022 and 2021, the Company has recorded amortization expense in the consolidated statements of operations of $107,648 and $105,022, respectively.

Note 6. Notes Payable

Effective January 1, 2017, the Company entered into an agreement to obtain financing with Western Technology Investment (“WTI”). The initial commitment of $1,500,000 was received on February 1, 2017. Terms of the note were interest-only payments through January 31, 2018, followed by thirty months of principal and interest payments which began on February 1, 2018 in the amount of $56,829, and matured on August 1, 2020. The note had a fixed rate of interest of 10.99% and was secured by all assets of the Company.

The Company had granted warrants associated with 2017 debt to acquire shares of Series A-1 Preferred Stock (formerly Series A Preferred Stock – see Note 9), which according to Topic 470-20, *Debt*, such warrants were recorded in equity as additional paid-in capital - preferred stock warrants, at fair value as of the date of issuance, and in liabilities, as a contra account, called discount on note payable, which was amortized over the life of the note. As of August 1, 2020, the warrants were fully amortized.

The fair value of Series A-1 Preferred Stock warrants associated with 2017 debt as of their issuance date was determined to be $46,846 using the Black-Scholes model with the following assumptions.

Exercise Price	$0.65
Dividend Yield	0.00%
Volatility	31.80%
Risk-free Rate	2.10%
Expected life (years)	5

Prior to August 1, 2020, the discount was being amortized over the life of the note using the effective interest method. The carrying value of the note at March 31, 2022 and 2021 was $0. Discount amortization and amortization of loan costs included in interest expense was $0 and $1,655 for the years ended March 31, 2022 and 2021, respectively. Interest expense on the note was $0 and $5,825 for the years ended March 31, 2022 and 2021, respectively.

Effective November 1, 2018, the Company entered into an agreement to obtain financing with WTI. The initial commitment of $500,000 was received on November 13, 2018. Terms of the note were interest-only payments through October 1, 2019, followed by thirty months of principal and interest payments beginning November 1, 2019 in the amount of $19,211, due on April 1, 2022. The note

Note 6. Notes Payable (continued)

had a fixed rate of interest of 12.25% and was secured by all assets of the Company. On March 15, 2021, the Company paid off the outstanding balance of the note.

The Company had granted warrants associated with 2018 debt to acquire shares of Series A-1 Preferred Stock. As of March 15, 2021, the warrants were fully amortized. The fair value of Series A-1 Preferred Stock warrants associated with 2018 debt as of their issuance date was determined to be $23,606 using the Black-Scholes model with the following assumptions.

Exercise Price	$0.65
Dividend Yield	0.00%
Volatility	31.80%
Risk-free Rate	3.05%
Expected Years	5

Prior to March 15, 2021, the discount was being amortized over the life of the note using the effective interest method starting in January 2019. The carrying value of the note at March 31, 2022 and 2021 was $0. Discount amortization and amortization of loan costs included in interest expense was $0 and $16,435 for the years ended March 31, 2022 and 2021, respectively. Interest expense on the note was $0 and $52,276 for the years ended March 31, 2022 and 2021, respectively.

On May 31, 2019, the Company received consent of the board to raise $1,500,000 of subordinated promissory notes ("Subordinated Promissory Notes"). This consent was later amended to extend the financing to $2,250,000 on September 23, 2019. The Company also received consent of the board to raise an additional $500,000 of Subordinated Promissory Notes on January 24, 2020. From May 2019 through March 2020, the Company raised $2,584,000 through various investors with an interest rate of 18%. The principal of these Subordinated Promissory Notes matured and was payable with all accrued interest on July 31, 2020 and could, at the Company's sole discretion, be extended for up to two additional six month periods. The first extension period ran through January 31, 2021, and the second would run through July 31, 2021. On April 15, 2020 the Company resolved to raise additional financing under a note purchase agreement (the "Purchase Agreement") dated April 16, 2020, with investors, in the maximum aggregate amount of $2,000,000, through the issuance of subordinated convertible promissory notes (the "2020 Convertible Notes"). From April 2020 through August 2020, the Company converted $217,978 of accrued interest and $1,300,000 of principal from the Subordinated Promissory Notes into the 2020 Convertible Notes. From January 2021 through March 2021, the Company converted $58,667 of accrued interest and $120,000 of principal from the Subordinated Promissory Notes into 59,635 shares of Series A-2 Preferred Stock (see Note 9). On March 15, 2021, the Company paid the balance of $297,654 of accrued interest and $1,164,000 of principal to investors. Interest expense on the Subordinated Promissory Notes was $0 and $290,772 for the years ended March 31, 2022 and 2021, respectively.

On August 25, 2020, the Purchase Agreement was amended to increase the 2020 Convertible Notes financing to a maximum amount of $3,000,000. The 2020 Convertible Notes were convertible into shares of Preferred Stock of the Company in connection with a qualified or other financing or, in certain circumstances, into shares of the Company's Series A-1 Preferred Stock. The 2020 Convertible Notes contained a beneficial conversion feature, a 30% conversion discount, based on a future contingent event. The Company had set aside and reserved for the issuance upon the potential conversion of these notes, 950,000 shares of Series A-1 Preferred Stock. From April 2020 through August 2020, the Company issued $2,559,304 of 2020 Convertible Notes to various investors with an interest rate of 8%, comprised of $1,041,326 of new issuances and $1,517,978 of converted Subordinated Promissory Notes. The principal of the 2020 Convertible Notes was to mature and was payable with all accrued interest on December 31, 2020. On December 30, 2020, the Company converted $97,221 of accrued interest and $2,559,304 of principal from the 2020 Convertible Notes into 1,266,669 shares of Series A-2 Preferred Stock (see Note 9). A $248,888 discount on beneficial conversion feature was recorded to interest expense and additional paid-in capital on this conversion, which resolved the contingency on the 30% conversion discount. Interest

Note 6. Notes Payable (continued)

expense on the 2020 Convertible Notes was $0 and $97,221 for the years ended March 31, 2022 and 2021, respectively.

Pursuant to the Paycheck Protection Program (the “PPP”) under Division A, Title I of the Coronavirus Aid, Relief, and Economic Security (“CARES”) Act, which was enacted March 27, 2020, the Company was granted a loan (the “PPP Loan”) from Bank of Houston, N.A. in the amount of $177,067, on April 13, 2020. The PPP Loan was expected to mature in April 2022 and had an interest rate of 1.00% per year, and was payable monthly beginning ten months after the covered period ends, in accordance with terms of the PPP. The PPP Loan could be prepaid at any time prior to maturity with no prepayment penalties. Funds from the PPP Loan could only be used for payroll costs, costs used to continue group health care benefits, mortgage payments, rent, utilities, and interest on other debt obligations incurred before February 15, 2020. Under the terms of the PPP, certain amounts of the PPP Loan could be forgiven if they were used for qualifying expenses as described in the CARES Act. On November 6, 2020, the Company was granted forgiveness of its PPP loan. Interest expense on the PPP Loan was $989 for the year ended March 31, 2021. Principal and accrued interest in the amount of $178,056 was reclassified to gain on extinguishment of debt, which is included in other income in the consolidated statements of operations for the year ended March 31, 2021.

On January 28, 2021, the Company was granted a second loan (the “Second PPP Loan”) from Bank of Houston, N.A. in the amount of $177,067, pursuant to the PPP under Division A, Title I of the CARES Act. The Second PPP Loan was expected to mature in January 2026 and had an interest rate of 1.00% per year. On August 17, 2021, the Company was granted forgiveness of its PPP loan. Interest expense on the Second PPP Loan was $661 and $314 for the years ended March 31, 2022 and 2021, respectively. Principal and accrued interest in the amount of $178,042 was reclassified to gain on extinguishment of debt, which is included in other income in the consolidated statements of operations for the year ended March 31, 2022.

On August 29, 2020, the Company received a loan from the U.S. Small Business Administration under its Economic Injury Disaster Loan assistance program (the “EIDL Loan”) in light of the impact of the COVID-19 pandemic on the Company’s business. The principal amount of the EIDL Loan was $25,000, with proceeds to be used for working capital purposes. The EIDL Loan is expected to mature in August 2050, bears interest at a rate of 3.75% per year, and accrued interest is payable monthly beginning in March 2023 with principal payments due beginning in September 2024. Interest expense on the EIDL Loan was $815 and $524 for the years ended March 31, 2022 and 2021, respectively.

Amounts included in the current portion of notes payable for insurance financing was $36,614 and $26,875 at March 31, 2022 and 2021, respectively. Interest expense on these short-term notes payable was $1,355 and $1,388 for the years ended March 31, 2022 and 2021, respectively.

Future maturities of notes payable are as follows as of March 31:

	Principal
2023	$ 36,614
2024	-
2025	363
2026	550
2027	570
Thereafter	23,517
	$ 61,614

Note 7. Research and Development

Expenses relating to research and development are expensed as incurred. Research and development includes costs such as design expenses, game and software development expenses, salaries, prototypes, and various other research and development expenses.

Note 8. Royalty Commitments

The Company has certain royalty commitments associated with the shipment of its products for the use of licensed software and modifications together with the Company's hardware and other software. Royalty expense is generally based on a dollar amount per unit shipped and can range from $1 per unit to $8 per unit. For the years ended March 31, 2022 and 2021, management has recorded royalty expense in the consolidated statements of operations of $2,674 and $2,344, respectively.

Note 9. Capital Stock

Effective May 6, 2015, the number of shares of $.001 par value common stock ("Common Stock") authorized increased from 15,000,000 shares to 16,000,000 shares, and the Company also increased its authorized $.001 par value Series Seed Preferred Stock (the "Preferred Stock") from 7,000,000 shares to 8,300,000 shares.

Effective March 9, 2016, the number of shares of Common Stock authorized increased from 16,000,000 shares to 23,000,000 shares, and the Company also increased its authorized Preferred Stock to 15,300,000 shares. The Preferred Stock is designated as 4,000,000 shares of Series Seed Preferred Stock, 4,300,000 shares of Series 2 Seed Preferred Stock, and 7,000,000 shares of Series A Preferred Stock.

On January 1, 2020, convertible notes and related accrued interest were converted into 1,399,106 shares of Series A-1 Preferred Stock. On December 30, 2020, convertible notes and accrued interest were converted into 1,266,669 shares of Series A-2 Preferred Stock. A $248,888 discount on beneficial conversion feature was recorded to interest expense and additional paid-in capital on this conversion, which resolved the contingency on the 30% conversion discount. From January 2021 through March 2021, the Company converted certain of the Subordinated Promissory Notes and accrued interest into 59,635 shares of Series A-2 Preferred Stock for a total conversion of notes payable to 1,326,304 shares of A-2 Preferred Stock.

On September 23, 2020, under the Fourth Amended and Restated Certificate of Incorporation of the Corporation, the number of shares of Common Stock authorized increased from 23,000,000 shares to 28,000,000 shares, and the Company also increased the number of shares of Preferred Stock authorized from 15,300,000 shares to 20,300,000 shares. The Preferred Stock is designated as 4,000,000 shares of Series Seed Preferred Stock, 4,300,000 shares of Series 2 Seed Preferred Stock, 7,000,000 shares of Series A-1 Preferred Stock, and 5,000,000 shares of a new class of Preferred Stock, designated as Series A-2 Preferred Stock. All shares of Preferred Stock that had been designated as Series A Preferred Stock of the Corporation under the Third Amended and Restated Certificate of Incorporation of the Corporation, including all shares of Series A Preferred Stock of the Corporation issued and outstanding immediately prior to such filing, were reconstituted and re-designated as shares of Series A-1 Preferred Stock effective September 23, 2020.

Effective October 14, 2020, the number of shares of Common Stock authorized increased from 28,000,000 shares to 30,000,000 shares, and the Company also increased its authorized Preferred Stock to 22,300,000 shares. The Preferred Stock is designated as 4,000,000 shares of Series Seed Preferred Stock, 4,300,000 shares of Series 2 Seed Preferred Stock, 7,000,000 shares of Series A-1 Preferred Stock, and 7,000,000 shares of Series A-2 Preferred Stock.

Note 9. Capital Stock (continued)

Effective December 17, 2020, the Company was qualified by the Securities and Exchange Commission to offer up to 5,006,675 shares of its Preferred Stock (designated as Series A-2 Preferred Stock) to accredited and non-accredited investors in a Regulation A offering. On or about March 15, 2021, the Company was authorized to offer an additional 726,655 shares of Series A-2 Preferred Stock to accredited investors in a Regulation D Offering. During the year ended March 31, 2021, $11,027,472 of Series A-2 Preferred Stock subscriptions were closed and 3,680,727 shares were issued. During the year ended March 31, 2022, $5,684,950 of Series A-2 Preferred Stock subscriptions were closed and 1,897,507 shares were issued. Additionally, the Company issued 28,037 shares of its Series A-2 Preferred Stock in exchange for marketing services valued at $84,000 during the year ended March 31, 2022. During the years ended March 31, 2022 and 2021, respectively, $429,175 and $914,470 of stock offering costs were netted against additional paid-in capital - preferred stock.

Dividend Rights

Holders of Preferred Stock are entitled to receive dividends, as may be declared from time to time by the board of directors out of legally available funds. Those dividends are paid ratably to the holders of Common Stock and Preferred Stock based on the number of shares of Common Stock which would be held by each stockholder if all of the Preferred Stock was converted to Common Stock under the terms of the Company's Fourth Amended and Certificate of Incorporation. The Company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Voting Rights

Each holder of Preferred Stock is entitled to one vote for each share of Common Stock which would be held by each stockholder if all of the Preferred Stock was converted into Common Stock. Fractional votes are not permitted and if the conversion results in a fractional share, it will be rounded to the closest whole number. Holders of Preferred Stock are entitled to vote on all matters submitted to a vote of the stockholders, including the election of directors, as a single class with the holders of Common Stock. Specific matters submitted to a vote of the stockholders require the approval of a majority of the holders of Preferred Stock voting as a separate class.

These matters include any vote to:

- Amend or repeal of any provision of the Certificate of Incorporation or Bylaws if the action would alter, change or otherwise adversely affect the powers, preferences, or privileges, of any series of the Preferred Stock;
- Increase or decrease the authorized number of shares of Preferred Stock or Common Stock;
- Authorize any new, or reclassify any existing class or series of equity securities with rights superior to or on par with any series of Preferred Stock;
- Redeem, repurchase, or otherwise acquire for value any shares of Common Stock or Preferred Stock other than certain allowable repurchases;
- Declare a dividend or distribute cash or property to holders of Common Stock; and
- Liquidate, dissolve, or windup the business, or effect any merger or consolidation of the Company.

Right to Receive Liquidation Distributions

In the event of the Company's liquidation, dissolution, or winding up, holders of its Preferred Stock are entitled to a liquidation preference superior to the Common Stock. Holders of Preferred Stock will receive an amount for each share equal to the original price paid for the shares plus any declared but unpaid dividends thereon. If, upon such liquidation, dissolution or winding up, the assets and funds that are distributable to the holders of Preferred Stock are insufficient to permit the payment to such holders of the full amount of their respective liquidation preference, then all of such assets and funds will be distributed ratably among the holders of the Preferred Stock in proportion to the full preferential amounts to which they would otherwise be entitled to receive.

Note 9. Capital Stock (continued)

The Preferred Stock has liquidation preferences of $0.80 per share, $1.05 per share, $2.332, and $2.996 per share for the Series Seed Preferred Stock, Series 2 Seed Preferred Stock, Series A-1 Preferred Stock, and Series A-2 Preferred Stock, respectively. The total liquidation preference on all Preferred Stock as of March 31, 2022 and 2021, was $38,388,550 and $32,619,620, respectively.

Terms of Conversion
The Preferred Stock of Virtuix Holdings Inc. is convertible into the Common Stock of the Company as provided by Section 4.3 of the Fourth Amended and Restated Certificate of Incorporation. Each share of Preferred Stock is convertible at the option of the holder of the share as any time after issuance and prior to the closing of any transaction that constitutes liquidation event of the Company. The conversion price of the Preferred Stock is equal to the issue price subject to adjustment as discussed under Anti-Dilution Rights below.

Additionally, each share of the Preferred Stock will automatically convert into the Common Stock of the Company immediately prior to the closing of a firm commitment underwritten public offering, registered under the Securities Act of 1933, in which the aggregate gross proceeds raised are at least $40 million. The shares will convert in the same manner as the voluntary conversion.

Anti-Dilution Rights
Holders of Preferred Stock will receive certain antidilution protective provisions that will be applied to adjust the number of shares of Common Stock issuable upon conversion of the shares of the respective series of Preferred Stock.

If equity securities are subsequently issued by the Company at a price per share less than the conversion price of the Preferred Stock then in effect, the conversion price of the Preferred Stock will be adjusted using a broad-based, weighted-average adjustment formula as provided for in the Fourth Amended and Restated Certificate of Incorporation.

Outstanding Stock
At both March 31, 2022 and 2021, total outstanding Common Stock was 5,500,000; total outstanding Series Seed Preferred Stock was 3,750,000; total outstanding Series 2 Seed Preferred Stock was 3,601,709; and total outstanding Series A-1 Preferred Stock was 4,646,982. Total outstanding Series A-2 Preferred Stock was 6,932,575 and 5,007,031 at March 31, 2022 and 2021, respectively.

Effective September 23, 2020, the Company authorized an additional 500,000 shares of Common Stock to be set aside and reserved for issuance pursuant to the Long Term Incentive Plan. As of March 31, 2022, the Company has reserved 24,800,000 shares of its authorized but unissued Common Stock for possible future issuance in connection with the following:

	Shares
Long Term Incentive Plan	2,500,000
Conversion of Preferred Stock	21,951,663
Exercise of stock warrants	348,337

Warrants
Warrants are issued in connection with equity from time to time at the Company's discretion.

As of March 31, 2022 and 2021, the Company had warrants exercisable into 156,250 shares of Series Seed Preferred Stock and 192,088 shares of Series A-1 Preferred Stock, for a total of 348,338 shares of Preferred Stock. In March 2021, a warrant for 112,612 warrant shares was exercised, for which the Company issued 24,958 shares of Series A-1 Preferred Stock. The warrants are all exercisable as of both March 31, 2022 and 2021. The warrants have a weighted average exercise price of $1.64 per share, with a weighted average remaining term to expiration of 3.6 years.

Note 9. Capital Stock (continued)

According to guidance of Topic 470-20, these warrants are recorded in equity as additional paid-in capital – preferred stock warrants, at fair value as of the date of issuance, and as a reduction of additional paid in capital - preferred stock for the related stock purchased.

Note 10. Stock Options

The Company accounts for stock-based compensation under the provisions of Topic 718, *Compensation – Stock Compensation*, which requires the measurement and recognition of compensation expense for all share-based payment awards made to employees and non-employee officers based on estimated fair values as of the date of grant. Compensation expense is recognized on a straight-line basis over the requisite service period.

As mentioned in Note 9, the Company has a stock-based employee compensation plan, the Long Term Incentive Plan (the “Plan”), for which 2,500,000 shares of common stock are reserved for issuance under the Plan. Awards granted under the Plan typically expire ten years after the grant date. At March 31, 2022, 650,492 shares were available for issuance under the Plan.

Incentive Stock Options (“ISOs”) are granted to certain employees of Virtuix, Inc. from time to time. As of both March 31, 2022 and 2021, 1,245,823 ISO options were granted. As of March 31, 2022 and 2021, respectively, 403,008 and 335,508 ISO options were vested. As of March 31, 2022 and 2021, respectively, 812,815 and 810,315 ISO options were forfeited.

The board of directors of the Company has granted three non-qualified stock options (“NQSOs”) for a total of 1,182,030 shares, with an exercise price of $0.11 per share, to certain independent contractors and advisors of Virtuix, Inc.

From time to time, the Company grants NQSOs to various other non-employees with exercise prices based on current stock valuations. As of March 31, 2022 and 2021, 1,529,000 NQSO options had been granted, and 1,411,500 NQSO options were vested. As of March 31, 2022 and 2021, 112,500 NQSO options were forfeited.

Compensation expense pertaining to ISOs of $7,250 and $11,334, and compensation expense pertaining to NQSOs of $744 and $5,102 was recorded for the years ended March 31, 2022 and 2021, respectively, in general and administrative expenses in the consolidated statements of operations.

Total compensation cost related to non-vested awards not yet recognized as of March 31, 2022 and 2021, was $1,837 and $11,737, respectively, and will be recognized over a weighted-average period of approximately 6 months.

The amount of future stock option compensation expense could be affected by any future option grants or by option holders leaving the Company before their grants are fully vested or exercised. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions, including the fair value of the Company’s common stock, and for stock options, the expected life of the option, and expected stock price volatility. The Company used the Black-Scholes option pricing model to value its stock option awards. The assumptions used in calculating the fair value of stock-based awards represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

The expected life of stock options was estimated using the “simplified method,” which is the midpoint between the vesting date and the end of the contractual term, as the Company has limited historical information to develop reasonable expectations about future exercise patterns and employment duration for its stock options grants. The simplified method is based on the average of the vesting

Note 10. Stock Options (continued)

tranches and the contractual life of each grant. For stock price volatility, the Company uses comparable public companies as a basis for its expected volatility to calculate the fair value of options grants. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option. The estimation of the number of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from the Company's current estimates, such amounts are recognized as an adjustment in the period in which estimates are revised.

Vesting generally occurs over a period of three to four years for employees and two to three years for non-employee consultants. A summary of information related to stock options as of March 31, 2022 and 2021, is as follows:

	2022		2021	
	Shares	Price	Shares	Price
Outstanding - Beginning of Period	1,852,008	$ 0.26	1,852,008	$ 0.26
Granted	-	-	-	-
Exercised	-	-	-	-
Forfeited	(2,500)	$ -	-	-
Outstanding - End of Period	1,849,508	$ 0.26	1,852,008	$ 0.26
Exercisable at End of Period	1,814,508	$ 0.26	1,747,008	$ 0.24
Weighted average duration to expiration of outstanding options at period-end (years)	3.1		4.1	
Weighted average grant date fair value	N/A		N/A	

The total intrinsic value of the stock options at March 31, 2022 and 2021, is $823,478.

Note 11. Income Taxes

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to depreciable assets using accelerated depreciation methods for income tax purposes, share-based compensation expense, and for net operating loss carryforwards.

Note 11. Income Taxes (continued)

Deferred tax assets consisted of the following at March 31, 2022 and 2021:

	March 31, 2022	March 31, 2021
Deferred tax assets:		
Share-based compensation expense	$ 72,863	$ 72,707
Net operating loss carryforward	5,214,063	4,193,403
Long-term deferred tax liabilities:		
Property and equipment	(22,629)	(22,310)
Net deferred tax assets and liabilities	5,264,297	4,243,800
Valuation allowance	(5,264,297)	(4,243,800)
Net deferred tax asset	$ -	$ -

The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. The federal tax rate in effect affecting future tax benefits at March 31, 2022 and 2021 was 21%. The Company assessed the need for a valuation allowance against its net deferred tax assets and determined a full valuation allowance, as indicated above, is required due to net operating losses for the years ended March 31, 2022 and 2021, and due to the cumulative loss through March 31, 2022. Accordingly, no provision for deferred income taxes has been recognized for the years ended March 31, 2022 and 2021.

The Company's ability to utilize net operating loss carryforwards will depend on its ability to generate adequate future taxable income. Prior to March 2020, NOL carryforwards generated in years beginning after December 31, 2017 carryforward indefinitely and apply to 80% of future taxable income. Carrybacks of NOLs are disallowed. In March 2020, the CARES Act was enacted providing a five-year carryback for losses incurred in 2018, 2019, or 2020, which allows companies to modify tax returns up to five years prior to offset taxable income from those tax years. The CARES Act also temporarily suspended the NOL limit of 80% of taxable income. The Company has not had income in prior years, thus, NOL carryforwards available to offset future taxable income amount to $24,828,873 as of March 31, 2022, of which $12,561,963, pertains to years prior to 2018 and expire between 2034 and 2038, and $12,266,910 pertains to years subsequent to 2018 and carryforward indefinitely. Such amounts have been fully reserved in the valuation allowance discussed above.

Topic 718 provides that income tax effects of share-based payments are recognized in the financial statements for those awards that will normally result in tax deductions under existing tax law. Under current U.S. federal tax law, the Company receives a compensation expense deduction related to NQSOs only when those options are exercised. Accordingly, the consolidated financial statement recognition of compensation cost for NQSOs creates a deductible temporary difference, which results in a deferred tax asset and a corresponding deferred tax benefit in the consolidated statement of operations. The Company does not recognize a tax benefit for compensation expense related to ISOs unless the underlying shares are disposed of in a disqualifying disposition. Accordingly, compensation expense related to ISOs is treated as a permanent difference for income tax purposes.

Under the People’s Republic of China Enterprise Income Tax Law, enterprise income tax is collected from companies on a quarterly basis, and is based on the net income companies obtain while exercising their business activity, normally during one business year. The standard tax rate is 25%. For VML_ZH, taxes attributable to the years ended March 31, 2022 and 2021, was $789 and $0, respectively.

Note 12. Investment in Joint Venture

As mentioned in Note 1, the Company has an investment in a Joint Venture. VML has 49% ownership and does not have control over the Joint Venture, therefore, the investment has been accounted for using the equity method. As of March 31, 2021, the Company had discontinued using the equity method after recording a loss from the Joint Venture, resulting in an investment balance of zero at March 31, 2021. The Company's share of any future profits earned by the Joint Venture were to be recorded using the equity method, but losses would only be recorded to the extent there was an asset balance. The cumulative loss on investment at March 31, 2021 to be applied when the Joint Venture earned profits was $32,336.

As of March 31, 2022, the Joint Venture had total assets of $392,704, total liabilities of $388,019, and total equity of $4,685.

As of March 31, 2021, the Joint Venture had total assets of $262,926, total liabilities of $454,345, and a total deficit of ($191,419).

For the fiscal year ended March 31, 2022, the Joint Venture had operating revenue of $514,289, cost of goods sold of $142,369, operating costs of $161,090, and net income of $210,830. Under the equity method, net income attributable to the Company was $103,306, less prior cumulative losses of $32,336, resulting in a share of profit of joint venture of $70,970.

For the fiscal year ended March 31, 2021, the Joint Venture had operating revenue of $841,943, cost of goods sold of $638,658, operating costs of $212,563, and net loss of $9,278. Under the equity method, net loss attributable to the Company was $4,546. As of March 31, 2021, the cumulative loss on investment to be applied when the joint venture earns profits was $32,336.

During the years ended March 31, 2022 and 2021, the following related party transactions occurred: the Company's China subsidiary had sales to Heroix of $305,816 and $292,072, respectively. As of March 31, 2022, the Company's China subsidiary had accounts payable to Heroix of $3,365 and held prepayments from Heroix for unshipped orders of $66,964. As of March 31, 2021, the Company's China subsidiary had zero accounts payable to Heroix and held prepayments from Heroix of $133,724.

Note 13. Disaggregation of Revenue

Revenue streams from performance obligations included in net sales as of March 31, 2022 and 2021, in the consolidated statements of operations are as follows:

	March 31, 2022	March 31, 2021
SALES		
Omni Pro units and accessories, net of discounts	$ 625,952	$ 380,225
Omniverse credits	218,590	89,370
Omni Care program	207,935	165,333
Omni Arena	2,657,489	1,468,162
NET SALES	$ 3,709,966	$ 2,103,090

Note 14. Going Concern

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

The Company has not generated profits since inception, has negative cash flows from operations, has sustained net losses of $4,703,384 and $3,845,456 for the years ended March 31, 2022 and 2021, respectively, and has an accumulated deficit of $29,937,093 and $25,233,709 as of March 31, 2022 and 2021, respectively. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern within one year after the date that the consolidated financial statements are available to be issued.

Management has taken several actions to ensure that the Company will continue as a going concern for the next twelve months from the date the consolidated financial statements are available to be issued:

1. The Company will continue to sell Omni Arena during the next twelve months and anticipates significant revenues from the Omni Arena product line as the out-of-home entertainment industry continues to recover from the COVID-19 pandemic.
2. The Company continues to raise capital from existing shareholders and third parties as necessary to fund its operating needs (see Note 17).

No assurance can be given that the Company will be successful in these efforts. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

Note 15. Commitments and Contingencies

On June 25, 2015, the Company entered into a 39-month non-cancelable operating lease agreement for office space. On February 19, 2018, the Company entered into a 60-month extension of the lease term beginning on October 1, 2018 and expiring on September 30, 2023. Monthly rent payments continued at the previous rate of $7,200 per month and increased at about 3% per square foot to $8,100 over the course of the 60 months. The Company also has several non-cancelable operating leases for an office, warehouse space, and a shed in China, with various lease terms ranging from September 2018 to September 2023. Monthly rent payments range from approximately $40 per month to $1,800 per month. The Company also has a month-to-month apartment lease in China, with monthly payments of approximately $1,000 per month.

Future minimum lease payments under these lease agreements at March 31, 2022:

2023	$ 151,582
2024	72,997
Thereafter	-
Total lease payments	$ 224,579

Rent expense included in the consolidated statements of operations was $225,516 and $203,661 for the years ended March 31, 2022 and 2021, respectively.

Note 16. Patents

As of March 31, 2022, the Company owns nine issued utility patents and nine issued design patents, and six additional applications are still pending.

Note 17. Subsequent Events

Management has evaluated subsequent events through December 20, 2022, the date the consolidated financial statements were available to be issued.

Effective April 27, 2022, the Company entered into an agreement to obtain financing with WTI. The initial commitment of $1,000,000 was received on April 29, 2022. Terms of the note are interest-only payments through February 28, 2023, followed by thirty months of principal and interest payments, which will begin on March 1, 2023 in the amount of $38,967, and mature on September 1, 2025. The note has a fixed rate of interest of 12.25% and is secured by all assets of the Company.

The Company has granted warrants associated with this note to acquire shares of Series A-2 Preferred Stock. The fair value of Series A-2 Preferred Stock warrants associated with this debt as of their issuance date was determined to be $44,979.

No additional material events were identified which require adjustment or disclosure in the consolidated financial statements.

CERTIFICATION

I, Jan Goetgeluk, Principal Executive Officer of Virtuix Holdings Inc., hereby certify that the financial statements of Virtuix Holdings Inc. included in this Report are true and complete in all material respects.

Jan Goetgeluk

CEO